Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823

MEDICURE REPORTS SECOND QUARTER 2012 FINANCIAL RESULTS

WINNIPEG, CANADA – (January 25, 2012) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJ.PK), a specialty pharmaceutical company, today reported its second quarter 2012 financial results.

Second Quarter 2012 Highlights:

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Net revenue from the sale of AGGRASTAT®  are consistent with the second quarter last year at $792,000, excluding the one-time sale of unfinished product discussed below, and have increased $0.2 million for the six months ended November 30, 2011 compared with the same period from the prior year;

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Net income for the quarter was $1.1 million, compared to $0.7 million for the second quarter last year, an increase primarily attributed to the one-time sale of unfinished product discussed below, and reduced finance expense as a result of the debt settlement from the first quarter, partially offset, by higher selling and general administrative costs;

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Recorded $1.5 million of revenue during the second quarter after having met all conditions relating to a one-time sale, entered into during the first quarter, of unfinished product to (Iroko Cardio LLC, for USD$1.9 million and an option to access clinical and regulatory information recently used to expand the approved use of AGGRASTAT in the European Union.

Financial Results
Total net revenue in the second quarter increased to $2.2 million from $0.8 million for the same quarter last year. The increase in revenue for the second quarter of fiscal 2012 is largely attributable to a one-time sale to Iroko Cardio LLC, of which all conditions of the sale were met during the second quarter. There were no similar sales of unfinished products during the three months ended November 30, 2010.

Net revenue from the sale of finished AGGRASTAT product for the three months ended November 30, 2011 was consistent with the same quarter last year at $792,000 and $802,000 respectively.   Net revenue from the sale of finished AGGRASTAT product for the six months ended November 30, 2011 increased by $217,000 or 13% to $1,850,000 from $1,633,000 for the same period last year.

Net income for the quarter was $1.1 million or $0.01 per share, compared to $0.7 million or $0.01 per share in the second quarter a year ago.  Net income for the six months ended November 30, 2011 was $24.6 million or $0.15 per share, compared to a loss of $0.9 million or ($0.01) per share for the same period a year ago, primarily due to a $23.9 million non cash gain relating to the settlement of the Companies long-term debt in the first quarter as well as the one-time sale previously described.

At November 30, 2011, the Company had cash totalling $2,544,769 compared to $750,184 as of May 31, 2011.  Cash flows from (used in) operating activities for the six months ended November 30, 2011 were $1,829,361, compared to ($29,878) for the six months ended November 30, 2010.

As further described in the Company’s Management’s Discussion and Analysis and in the notes to the financial statements for the three and six months ended November 30, 2011, the ability of the Company to continue as a going concern is dependent on many factors. The actions, described herein are intended to contribute to support the validity of the going concern assumption used in preparing the financial statements. There is no certainty that these actions or others will be sufficient to permit the Company to continue as a going concern.

Product Developments
The ongoing focus of the Company and its primary asset of interest is AGGRASTAT.  In parallel with its ongoing commitment to support and grow sales of the product, the Company is in the process of developing a new regulatory, brand and life cycle management strategy for AGGRASTAT.  The objective of this effort is to further expand AGGRASTAT’s share of the US$400 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market.  GP llb/lla inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions.

Subsequent to November 30, the Company announced the addition of a site in India for its ongoing Phase II Clinical Trial, TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD).  The Company anticipates interim results from the study will be available in summer 2012. Tardive Dyskinesia is a motion disorder that is a common side effect of the use of antipsychotic drugs and effective treatment of this disorder would address an unmet medical need.  The Company is also interested in the out-licensing of its library of small molecule antithrombotic drugs.

The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

About Financial Statements and Transition to IFRS
In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that the use of International Financial Reporting Standards (IFRS) would be required for Canadian publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011. The Company implemented these standards on June 1, 2011. The unaudited condensed consolidated interim financial statements for the six months ended November 30, 2011 are prepared under IFRS.  Further information on this transition, comparisons to previous financial statements and the preparation of the financial statements are described in the notes of the condensed consolidated interim financial statements.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

About Medicure Inc.
Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.com/newsreleases.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Forward Looking Information Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2011.